SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Fund, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	06/06/25	1,607	14.8641	23,886.61
Purchase of Common Stock	06/09/25	1,607	14.8747	23,903.64
Purchase of Common Stock	06/11/25	816	14.8500	12,117.60

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	06/06/25	8,442	14.8641	125,482.73
Purchase of Common Stock	06/09/25	8,437	14.8747	125,497.84
Purchase of Common Stock	06/10/25	2,823	14.8979	42,056.77
Purchase of Common Stock	06/11/25	1,457	14.8500	21,636.45